Exhibit 99.1

NaaS Technology Inc. Reports

Unaudited 2023 First Quarter Financial Results

BEIJING, China, June 16, 2023 (GLOBENEWSWIRE) – NaaS Technology Inc. (“NaaS” or the “Company”) (Nasdaq: NAAS), the first U.S. listed EV charging service company in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Operational Highlights:

•
Charging volume transacted through NaaS’ network reached 1,023 GWh in the first quarter of 2023, representing an increase of 112% year over year.
•
Gross transaction value transacted through NaaS’ network reached RMB990.5 million (US$144.2 million) in the first quarter of 2023, representing an increase of 107% year over year.
•
Number of orders transacted through NaaS’ platform reached 44.4 million in the first quarter of 2023, representing an increase of 110% year over year.
•
As of March 31, 2023, more than 575,000 chargers in over 55,000 charging stations were connected and accessible on NaaS’ network as of March 31, 2023, up by 84% from 313,000 and 67% from 33,000 as of March 31, 2022, respectively.

First Quarter 2023 Financial Highlights:

•
Revenues grew by 150% year over year and reached RMB36.2 million (US$5.3 million) in the first quarter of 2023.
•
Total operating costs increased by 37% year over year to RMB149.8 million (US$21.8 million) in the first quarter of 2023.
•
Net loss increased by 10% year over year to RMB109.7 million (US$16.0 million) in the first quarter of 2023.
•
Non-IFRS net loss1 increased by 106% year over year to RMB102.3 million (US$14.9 million) in the first quarter of 2023.

1Non-IFRS net loss was arrived at after excluding share-based compensation expenses, fair value changes of convertible and redeemable preferred shares, and fair value changes of financial assets at fair value through profit or loss. Please refer to the section titled “Unaudited reconciliations of IFRS and non-IFRS results” for details.

Recent Developments

Progress in One-Stop Charging Solution Business

The Company continued to advance its one-stop charging solutions business. Notable offline service engagements signed recently include station cleaning for Haohan Energy, a subsidiary of Geely Auto, and station operation and maintenance services for XPeng. As of May 31, the Company has expanded its maintenance service coverage to over 20,000 parking slots of 3,000 charging stations across 300 cities.

Continuous Expansion of Partner Network

In May 2023, the Company entered into cooperation with ARCFOX Energy, an affiliate of the EV brand ARCFOX, as well as AITO, a subsidiary of Huawei and Seres, strengthening partnerships with OEMs. The Company also established a collaboration with Zeekr Power, a subsidiary of Zeekr, enabling seamless connectivity of the EV charging network and further enhancing the efficient utilization of charging infrastructure. Furthermore, in early June, the Company announced its collaboration with DST, a car rental company, to provide convenient charging services to commercial logistics new energy vehicles through seamless connectivity to the charging network.

Launch of Virtual Power Plant Platform

On June 13, 2023, the Company launched its virtual power plant platform, with charging stations at the center of usage scenarios. This platform efficiently aggregates Distributed Energy Resources (“DER”) such as EVs, charging stations, energy storage facilities, and distributed photovoltaics through local energy management system as well as AI driven cloud platform, forming manageable units. Leveraging flexible management of solar power, energy storage, and charging piles, combined with intelligent scheduling, and energy control, the platform actively participates in electricity market transactions and responds to grid scheduling needs. This not only helps charging stations reduce energy costs but also contributes to the development of an innovative power system.

In addition, the Company has strategically partnered with Beijing Jingneng International Comprehensive Intelligent Energy Co., Ltd. and Tsintergy Technology to deliver industry-leading solutions in areas such as charging station operations, electricity trading optimization, resource aggregation modeling and dispatch optimization, as well as the development of integrated energy projects.

Sinopower Acquisition

On June 12, 2023, the Company entered into a definitive agreement to acquire an 89.99% stake in Sinopower Holdings International Co. Limited (“Sinopower”), a leading rooftop solar energy developer in Hong Kong. Through this transaction, the Company will venture into the distributed solar PV sector in Hong Kong and will establish a strong integration with Sinopower in areas such as technology, products, capital, and market. By leveraging this integration, the Company aims to expand its capabilities in renewable energy solutions and EV charging globally. The transaction is expected to close in June 2023, subject to customary closing conditions.

Successful Completion of Registered Direct Offering

On May 31, 2023, the Company successfully completed a registered direct offering of 3.5 million American Depository Shares (ADS) to certain investors. Notable investors, including Dr. Adrian Cheng and CST Group (0985.HK), participated in the transaction and expressed confidence in the promising new energy sector and the Company. This positions NaaS as an attractive investment opportunity for both local and global investors.

“In the first quarter of 2023, we navigated challenges and achieved solid results, reaffirming our leadership position in the third-party charging services market,” said Ms. Cathy Wang Yang, NaaS’ CEO. “We continued to expand our charging network, connecting 575,000 chargers in 55,000 charging stations by the end of March, representing market shares of 40.3% and 48.9%, respectively. Meanwhile, we focused on enhancing our digital and data-driven intelligence capabilities, resulting in the groundbreaking Digital Energy Asset Management System (DEAMS) developed by our NaaS Research Institute. DEAMS revolutionizes device management at “Solar PV+Storage+Charger” integrated charging stations, optimizing operations and boosting revenue potential. We are proud to have filed over 20 patents for this innovative system. Our progress in the upgrade of integrated photovoltaic-storage charging is also exemplified by our recent announcement of acquisition of Sinopower, Hong Kong’s top-ranking rooftop solar developer. This strategic move expands our footprint in the distributed solar power station sector and further strengthens our expertise in renewable energy solutions and EV charging. Another noteworthy highlight is the launch of our virtual power plant platform. Serving as a hub for efficient coordination of power generation, the power grid, and electricity users, our virtual power plant platform seamlessly integrates DER such as EVs, charging stations, energy storage facilities, and distributed photovoltaics into the power system and fosters a sustainable IoT ecosystem for new energy, further establishing ourselves as a frontrunner in building a clean, efficient, digitalized and low carbon power system.”

“In the first quarter of 2023, we achieved strong business growth and solid financial performance,” added Mr. Alex Wu, NaaS’ president and chief financial officer. “Our revenues increased to 2.5 times year-over-year, a testament to the successful expansion of our network and the wide adoption of our one-stop EV charging solutions. Furthermore, we completed a successful registered direct offering, highlighting investor confidence in our company and the new energy sector. These financial achievements, combined with our strategic partnerships and pioneering collaborations, firmly pave the way for our sustained success.”

First Quarter 2023 Financial Results:

Revenues

Total revenues reached RMB36.2 million (US$5.3 million) in the first quarter of 2023, representing an increase of 150% year over year. The rapid increase was mainly the result of increased platform order volumes and recent launch of the Engineering Procurement Construction ("EPC") business in the first quarter of 2023.

Revenues from online EV charging solutions contributed RMB19.3 million (US$2.8 million) in the first quarter of 2023, with a growth rate of 145% year over year. The increase was primarily attributable to an overall increase in charging volume completed through NaaS’ network.

Revenues from offline EV charging solutions increased significantly by 140% year over year to RMB15.7 million (US$2.3 million) in the first quarter of 2023. The increase was primarily driven by the initiation of EPC business.

Revenues from innovative and other businesses increased by 1,435% year over year to RMB1.2 million (US$0.2 million) in the first quarter of 2023, primarily due to the growth of the electricity procurement business and online advertisement business.

Operating costs

Total operating costs increased by 37% year over year to RMB149.8 million (US$21.8 million) in the first quarter of 2023. The increase was mainly due to the Company’s significant business expansion.

Cost of revenues increased by 90% year over year to RMB30.0 million (US$4.4 million) in the first quarter of 2023. The increase was primarily due to the initiation of EPC business.

Selling and marketing expenses increased by 50% year over year to RMB66.4 million (US$9.7 million) in the first quarter of 2023. The increase was the result of increased excess incentives to end-users, as well as salaries and benefits for NaaS’ selling and marketing personnel.

Administrative expenses increased by 10% year over year to RMB45.5 million (US$6.6 million) in the first quarter of 2023. The increase was largely attributable to the increase in professional service fees.

Research and development expenses were RMB7.8 million (US$1.1 million) in the first quarter of 2023, as compared with RMB8.0 million for the same period of 2022, remaining broadly unchanged.

Finance costs, net

Finance costs were RMB7.1 million (US$1.0 million) in the first quarter of 2023, as compared with finance costs of RMB0.2 million for the same period of 2022. This significant increase in finance costs was primarily attributable to increased interest costs related to bank loans.

Income tax expenses

NaaS’ income tax expenses were RMB3.1 million (US$0.4 million) in the first quarter of 2023, compared with income tax expenses of RMB1.4 million for the same period of 2022.

Net loss and non-IFRS net loss

Net loss for the first quarter of 2023 was RMB109.7 million (US$16.0 million), as compared with net loss of RMB99.3 million for the same period of 2022. The increase was mainly due to the Company’s business expansion. Non-IFRS net loss was RMB102.3 million (US$14.9 million) for the first quarter of 2023, as compared with non-IFRS net loss of RMB49.7 million for the same period of 2022. Please refer to the section titled “Unaudited reconciliations of IFRS and non-IFRS results” for details.

Outlook:

Based on preliminary assessment of the current market conditions, the Company reaffirms its guidance and expects its full year 2023 revenues to be between RMB500 million (US$73 million) and RMB600 million (US$87 million), representing a potential year-over-year increase of 5 to 6 times. The foregoing is the current and preliminary view of NaaS’ management, and is subject to changes and uncertainties.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern time on June 16, 2023 (8:00 PM Beijing/Hong Kong time on June 16, 2023).

Participants who wish to join the conference call should register online at:
https://s1.c-conf.com/diamondpass/10031481-ayd7hr.html.

Once registration is completed, participants will receive the dial-in information for the conference call.

Participants joining the conference call should dial-in at least 10 minutes before the scheduled start time.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.enaas.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until June 23, 2023, by dialing the following telephone numbers:

United States: 1 855 883 1031
China: 400 1209 216
Replay Access Code: 10031481

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit/loss for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. NaaS believes that non-IFRS net profit/loss helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. NaaS believes that non-IFRS net profit/loss for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit/loss for the period should not be considered in isolation or construed as an alternative to operating profit or net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit/loss for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit/loss for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. NaaS encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit/loss for the period represents profit/loss for the period excluding share-based compensation expenses, fair value changes of convertible and redeemable preferred shares, and fair value changes of financial assets at fair value through profit or loss.

Merger Transactions

On June 10, 2022, RISE Education Cayman Ltd, the Company’s predecessor, completed the merger and other related transactions (the “Merger Transactions”) with Dada Auto Inc. (“Dada”),as a result of which Dada became a wholly-owned subsidiary of the Company and the Company assumed and began conducting the principal business of Dada. The name of the Company was changed from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” and its ticker was changed from “REDU” to “NAAS.”

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop EV charging solutions to charging stations comprising online EV charging, offline EV charging and innovative and other solutions, supporting every stage of the station lifecycle. As of March 31, 2023, NaaS had connected over 575,000 chargers covering 55,000 charging stations, representing 40% and 49% of China’s public charging market share respectively. On June 13, 2022, the American depositary shares of the Company started trading on Nasdaq under the stock code NAAS.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the COVID-19 pandemic and the effects of government and other measures that have been or will be taken in connection therewith; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

For investor and media inquiries, please contact:
Investor Relations
NaaS Technology Inc.
E-mail: ir@enaas.com
Media inquiries:
E-mail: pr@enaas.com

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

	For the Three Months Ended
	March 31, 2022	March 31, 2023
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$
Revenues from Online EV Charging Solutions	7,866	19,255	2,804
Revenues from Offline EV Charging Solutions	6,533	15,678	2,283
Revenues from Innovative and Other Businesses	80	1,228	179
Revenues	14,479	36,161	5,266
Other gain, net	681	493	72
Operating costs and expenses
Cost of revenues	(15,829)	(30,047)	(4,375)
Selling and marketing expenses	(44,213)	(66,389)	(9,667)
Administrative expenses	(41,304)	(45,497)	(6,625)
Research and development expenses	(7,986)	(7,832)	(1,140)
Total operating costs and expenses	(109,332)	(149,765)	(21,807)
Operating loss	(94,172)	(113,111)	(16,469)
Finance costs	(226)	(7,060)	(1,028)
Fair value changes of convertible and redeemable preferred shares	(3,492)	—	—
Fair value changes of financial assets at fair value through profit or loss	—	13,571	1,976
Loss before income tax	(97,890)	(106,600)	(15,521)
Income tax expenses	(1,413)	(3,055)	(445)
Net loss	(99,303)	(109,655)	(15,966)
Net loss attributable to:
Equity holders of the Company	(99,303)	(109,655)	(15,966)
Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company (Expressed in RMB per share)
Basic	(0.06)	(0.05)	(0.01)
Diluted	(0.06)	(0.05)	(0.01)
Basic and diluted loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(0.60)	(0.50)	(0.07)
Diluted	(0.60)	(0.50)	(0.07)
Weighted average number of ordinary shares outstanding-basic	1,647,547,772	2,196,978,125	2,196,978,125
Weighted average number of ordinary shares outstanding-diluted	1,647,547,772	2,196,978,125	2,196,978,125
Net loss	(99,303)	(109,655)	(15,966)
Other comprehensive loss that will not be reclassified to profit or loss in subsequent period:
Fair value change on equity investment designated at fair value through other comprehensive loss, net of tax	—	(23,353)	(3,400)
Currency translation differences	—	(1,240)	(181)
Other comprehensive loss, net of tax	—	(24,593)	(3,581)
Total comprehensive loss	(99,303)	(134,248)	(19,547)
Total comprehensive loss attributable to:
Equity holders of the company	(99,303)	(134,248)	(19,547)

NAAS TECHNOLOGY INC.

UNAUDITED RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS

	For the Three Months Ended
	March 31, 2022	March 31, 2023
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$
Reconciliation of Adjusted net loss attributable to ordinary shareholders of the Company to Net loss attributable to ordinary shareholders of the Company
Net loss attributable to ordinary shareholders of the Company	(99,303)	(109,655)	(15,966)
Add: Share-based compensation expenses	46,088	20,940	3,049
Fair value changes of convertible and redeemable preferred shares	3,492	—	—
Fair value changes of financial assets at fair value through profit or loss	—	(13,571)	(1,976)
Adjusted net loss attributable to ordinary shareholders of the Company	(49,723)	(102,286)	(14,893)
Adjusted net basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.03)	(0.05)	(0.01)
Diluted	(0.03)	(0.05)	(0.01)
Adjusted net basic and diluted loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(0.30)	(0.47)	(0.07)
Diluted	(0.30)	(0.47)	(0.07)
Weighted average number of ordinary shares outstanding-basic	1,647,547,772	2,196,978,125	2,196,978,125
Weighted average number of ordinary shares outstanding-diluted	1,647,547,772	2,196,978,125	2,196,978,125

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of
	December 31, 2022	March 31, 2023
(In thousands)	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	513,351	541,664	78,872
Trade receivables	130,004	181,989	26,500
Financial assets at fair value through profit or loss	—	30,530	4,445
Prepayments, other receivables and other assets	287,435	239,749	34,910
Total current assets	930,790	993,932	144,727
Non-current assets
Right-of-use assets	17,030	15,106	2,200
Financial assets at fair value through profit or loss	11,753	12,588	1,833
Financial assets at fair value through other comprehensive income	129,060	105,707	15,392
Investments accounted for using equity method	—	186	27
Property, plant and equipment	2,600	2,766	403
Intangible assets	833	783	114
Other non-current assets	13,869	12,222	1,780
Total non-current assets	175,145	149,358	21,749
Total assets	1,105,935	1,143,290	166,476
LIABILITIES AND EQUITY
Current liabilities
Interest-bearing bank borrowings	38,000	138,000	20,094
Current lease liabilities	6,853	6,325	921
Trade payables	49,239	81,168	11,819
Income tax payables	16,214	19,060	2,775
Other payables and accruals	81,835	99,238	14,451
Total current liabilities	192,141	343,791	50,060
Non-current liabilities
Interest-bearing bank borrowings	465,155	465,155	67,732
Non-current lease liabilities	9,327	8,131	1,184
Deferred tax liabilities	438	647	94
Total non-current liabilities	474,920	473,933	69,010
Total liabilities	667,061	817,724	119,070
EQUITY
Share capital	146,730	146,730	21,366
Additional paid in capital	6,358,600	6,379,540	928,933
Other reserves	(35,201)	(59,794)	(8,707)
Accumulated losses	(6,031,255)	(6,140,910)	(894,186)
Total equity	438,874	325,566	47,406
Total equity and liabilities	1,105,935	1,143,290	166,476